FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP.
BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		September 30	December 31,
		2006	2005
			(audited)
ASSETS

	CURRENT
	Cash	$957,661	$565,275
	Taxes recoverable and prepaids	32,136	24,105
		989,797	589,830

MINERAL PROPERTIES (Note 3)		1,313,728	1,305,173
EQUIPMENT		500	590

		$2,304,025	$1,895,593

LIABILITIES

	CURRENT
	Accounts payable	$12,183	$30,171

		12,183	30,171

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	11,338,741 common shares	4,305,720	3,367,520
SHARE PURCHASE WARRANTS (Note 5)		5,828	5,828
CONTRIBUTED SURPLUS		419,070	284,214
DEFICIT		(2,438,776)	(1,792,140)

		2,291,842	1,865,422

		$2,304,025	$1,895,593

APPROVED BY THE DIRECTORS:

“DAVE PEARCE”	“STUART ROGERS”
Dave Pearce – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

STATEMENTS OF LOSS AND DEFICIT

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005

EXPENSES
Consulting	$9,930	$-	$26,142	$-
Amortization	30	46	90	138
Management fees (Note 4)	15,000	15,000	45,000	37,500
Office and general	487	2,445	7,867	7,381
Professional fees	1,699	9,581	24,949	30,873
Stock-based compensation	54,751	36,960	134,856	106,975
Transfer agent, filing fees and shareholder relations	45,074	21,886	187,419	52,363
Travel and promotion	1,737	3,265	15,958	20,070

LOSS BEFORE THE FOLLOWING	(128,708)	(89,183)	(442,281)	(255,300)

Interest Income	6,372	300	13,770	955
Write-off of mineral properties (Note 3)	(218,125)	-	(218,125)	-

NET LOSS FOR THE PERIOD	(340,461)	(88,883)	(646,636)	(254,345)

DEFICIT, BEGINNING OF PERIOD	(2,098,315)	(1,492,621)	(1,792,140)	(1,327,159)

DEFICIT, END OF PERIOD	$(2,438,776)	$(1,581,504)	$(2,438,776)	$(1,581,504)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.030)	$(0.011)	$(0.060)	$(0.035)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	11,307,219	7,917,191	10,675,391	7,286,172

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the period	$(340,461)	$(88,883)	$(646,636)	$(254,345)
Adjust for items not involving cash:
Amortization	30	46	90	138
Non-cash consulting expense – stock based compensation	54,751	36,960	134,856	106,975
Write-off of mineral properties	218,125	-	218,125	-

	(67,555)	(51,877)	(293,565)	(147,232)
Changes in non-cash working capital items:
(Increase) decrease in prepaid expenses and taxes recoverable	(8,266)	16,041	(8,031)	(3,349)
Increase (decrease) in property advance	(27,473)	-	-	-
Increase (decrease) in accounts payable	(12,092)	25,555	(17,988)	21,721

CASH USED IN OPERATING ACTIVITIES	(115,386)	(10,281)	(319,584)	(128,860)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	-	(5,399)	-	(22,443)
Issuance of common shares for cash	-	30,000	898,200	612,700

	-	24,601	898,200	590,257

INVESTING ACTIVITIES
Mineral properties acquisition and exploration costs (Note 3)	(25,870)	(118,091)	(186,680)	(376,744)

	(25,870)	(118,091)	(186,680)	(376,744)

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(141,256)	(103,771)	391,936	84,653

CASH, BEGINNING OF PERIOD	1,098,917	190,434	565,725	2,010

CASH, END OF PERIOD	$957,661	$86,663	$957,661	$86,663

OTHER NON-CASH TRANSACTIONS:

During the nine month period ended September 30, 2006 the Company issued 100,000 shares for mineral properties at $0.40 per share.    The Company issued 200,000 shares for mineral properties at $0.40 per share during the nine month period ended September 30, 2005.

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis.  On May 14, 2004 the name was changed again to “MAX Resource Corp.” with no consolidation of share capital.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of the mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral properties (continued)

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Equipment

Equipment is recorded at cost and amortized at 20% per annum on a declining balance basis.

Financial Instruments

The Company’s financial instruments consist of cash, taxes recoverable and prepaids, accounts payable and accrued liabilities and amounts due to related parties.  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis.  The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTERESTS IN MINERAL PROPERTIES

	December 31, 2005	Additions	Option payments received	Write-down	September 30, 2006
Acquisition costs:
Target Claims, NWT	$ 91,000	-	-	-	91,000
Gold Hill, Alaska	353,827	-	-	-	353,827
MacInnis Lake, NWT	95,000	15,000	-	-	110,000
Thomas Mountain, Utah	68,180	-	-	(68,180)	-
C de Baca, New Mexico	44,684	26,236	-	-	70,920
Diamond peak, Nevada	-	68,934	(27,472)	-	41,462

	652,691	110,170	(27,472)	(68,180)	667,209

Exploration costs:
Target Claims, NWT	57,098	-	-	-	57,098
Gold Hill, Alaska	333,414	6,209	-	-	339,623
MacInnis Lake, NWT	243,515	-	-	-	243,515
Thomas Mountain, Utah	18,455	133,790	-	(152,245)	-
C de Baca, New Mexico	-	6,283	-	-	6,283

	652,482	146,282	-	(152,245)	646,519

Total costs:	$ 1,305,173	$ 256,452	$ (27,472)	$ (220,425)	$ 1,313,728

Target Claims, Northwest Territories, Canada

By agreement dated January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”). The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the fiscal year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it does not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration charges during the fiscal year ended December 31, 2005.  The Company intends to maintain the Target 1 Claim.

There were no exploration costs incurred on the Target Claims in the Northwest Territories during the nine month period ended September 30, 2006.    Expenditures to date are as follows:

Field expenses	$ 3,350
Geological consulting	16,648
Geophysical survey	25,000
Travel	12,100
$ 57,098

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTERESTS IN MINERAL PROPERTIES (continued)

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 (refer to Note 5) exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 common shares by January 1, 2005 (issued effective December 31, 2004 at a value of $74,000) and a further 200,000 common shares by January 1, 2006 (issued during the year ended December 31, 2005 at a value of $120,000).

The Company will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                     $   5,000 (paid)

2005                 150,000 (incurred)                       15,000 (paid)

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred  to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional NSR of 1%.

During the nine month period ended September 30, 2006 the Company incurred exploration expenditures of $3,104 for field expenses and $3,105 for geological consulting related to the Gold Hill Property.  To date, the Company has incurred the following exploration expenses on the Gold Hill Property:

Drilling	$ 64,913
Field expenses	144,967
Geological consulting	99,634
Licensing payments	13,258
Staking	10,929
Travel	5,922
$ 339,623

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005 with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories, subject to acceptance for filing by the TSX Venture Exchange (the “Exchange”).  The terms of the option agreement, which was amended April 11, 2006, call for payments and work commitments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon Exchange acceptance for filing (paid) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 by the second anniversary date; $250,000 by the date with is 30 months from the execution date; $250,000 by the third anniversary date; $250,000 by the fourth anniversary date and $500,000 by the fifth anniversary date).

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTERESTS IN MINERAL PROPERTIES (Continued)

MacInnis Lake, Northwest Territories, Canada

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

The Company did not incur any exploration expenses on the MacInnis Lake project during the nine month period ended September 30, 2006.

Thomas Mountain, Utah, United States

On August 11, 2005 the Company entered into an option agreement with Energex, LLC (“Energex”) to acquire a 100% interest in 27 mineral claims (the “PPCO” claims) in Juab County, Utah.

The terms of the Option Agreement call for an initial cash payment to Energex of US$5,000, annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by US$10,000 each year thereafter to a maximum of US$50,000 per year, and work commitments totalling US$1,000,000 over a four year period (US$100,000 in the first year; US$200,000 in the second year; US$300,000 in the third year and US$400,000 in the fourth and final year).  The Company will earn a 100% interest in the PPCO claims by making the initial cash payment of US$5,000 (paid) and satisfying the work commitment of US$1,000,000, subject to a 2% royalty payable to Energex.

In September 2005, the Company staked additional claims around the original PPCO uranium claims, bringing the total to 195 lode claims comprising 3,900 acres at a total staking cost of $62,298.

During the nine month period ended September 30, 2006, the Company satisfied its work commitments on the PPCO claims by incurring $133,790 in exploration expenses on the Thomas Mountain project, inclusive of drilling and assays ($67,754), geological consulting ($18,605), field expenses ($26,736), geophysics ($6,171), travel ($10,392) and permits and licensing ($4,132).  However, as the drilling conducted during the period did not encounter economic grades of uranium, the Company elected not to pay the option payment due Energex or the claim maintenance fees that were due in September, 2006 and has abandoned the property, resulting in a write-down of $218,125.

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it is acquiring a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the Exchange (which has been paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

To September 30, 2006, the Company has incurred total acquisition costs of $70,920 with respect to the Dat Claims.  This amount is comprised of staking fees of $10,800, filing fees of $37,120, data acquisition costs $11,235 and the purchase price of $11,765 (US$10,000).  A further $3,116 was spent during the period for geological consulting, as well as $1,815 for permitting and $1,353 for field expenses.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTERESTS IN MINERAL PROPERTIES (Continued)

Diamond Peak, Nevada, United States

On May 9, 2006 the Company announced that it had entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for MAX.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares of the Company and the following rental payments:

Date

Payment Amount

Upon execution of this Agreement

$ 25,000 (U.S.)

First anniversary of Effective Date

$ 35,000 (U.S.)

Second anniversary of Effective Date

$ 45,000 (U.S.)

Each anniversary thereafter

$ 50,000 (U.S.)

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

On May 15, 2006, entered into a mineral property option agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment if US$25,000 (which has been made) and the issuance of 100,000 shares of Kokanee to the Company as the following annual payments and share issuances to the Company:

i)

On the first anniversary date of this Agreement:

(a)

Issue 200,000 shares of Kokanee to the Company; and

(b)

Either pay US$35,000 to the Company or issue either 200,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$35,000, whichever is greater.

ii)

On the second anniversary date of this Agreement:

(a)

Issue 300,000 shares of Kokanee to the Company; and

(b)

Either pay US$45,000 to the Company or issue the greater of either 300,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$45,000.

iii)

On the third anniversary date of this Agreement, either pay US$100,000 to the Company  or issue to the Company either 600,000 common shares or that number of shares of Kokanee Minerals which are valued at US$100,000, whichever is greater.

iv)

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company

The Option granted to Kokanee is for a term of three (3) years from the date of this Agreement, subject to the following yearly mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2006, management fees of $45,000 (2005 - $37,500) were paid or accrued to a private company controlled by a director.  As at September 30, 2006 nil (2005 - $4,637) was owing to this party for unpaid management fees.  With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value	Contributed Surplus
Common Shares Issued:

Balance at September 30, 2005	7,983,125	$ 2,516,244	$ 235,923
Shares issued for mineral properties	200,000	120,000	-
Exercise of stock options	190,000	66,000	-
Exercise of warrants	955,000	382,000	-
Private placement	615,116	289,104	-
Fair market value of agent’s warrants	-	(5,828)	-
Stock-based compensation	-	-	48,291

Balance at December 31, 2005	9,943,241	$ 3,367,520	$ 284,214
Shares issued for mineral properties	100,000	40,000	-
Exercise of stock options	93,000	37,200	-
Exercise of warrants	62,500	33,000	-
Private placement	1,140,000	855,000	-
Finders fees	-	(27,000)
Stock-based compensation	-	-	134,856

Balance at September 30, 2006	11,338,741	$ 4,305,720	$ 419,070

Private Placements

On April 29, 2005 the Company completed a non-brokered private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.   Finders fees of $9,300 were paid with respect to this placement, along with the issuance of 25,000 agents warrants, with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

On March 29, 2006 the Company announced a non-brokered private placement of 1,400,000 units at $0.75 per unit.  Each unit will consist of one common share and one non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $1.00 per share for a two year period from closing.  The first tranche of this private placement, comprised of 997,000 units, was completed in April, 2006 for gross proceeds of $747,750.    The second and final tranche of this placement, comprised of an additional 143,000 units for proceeds of $107,250, was completed in May, bringing the final total for this placement to 1.14 million units.   Finder’s fees of $27,000 were paid with respect to a portion of this placement.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

SHARE CAPITAL (continued):

Stock Options

On February 23, 2005 the Company granted stock options to directors and employees entitling them to purchase 371,000 common shares at a price of $0.30 per share to February 23, 2007.  The granting of these options resulted in a stock based compensation expense of $60,413 being recorded, representing the fair value of the options as estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 102%.

On May 27, 2005 the Company granted stock options to directors and employees entitling them to purchase 50,000 common shares at a price of $0.40 per share to May 27, 2007.  The granting of these options resulted in a stock based compensation expense of $9,602 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.78% and an expected volatility of 88%.

On August 31, 2005 the Company granted stock options to a consultant entitling him to purchase 150,000 common shares at a price of $0.40 per share to August 31, 2007.  The granting of these options resulted in a stock based compensation expense of $28,455 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.97% and an expected volatility of 86%.

On September 30, 2005 the Company granted stock options to a consultant entitling him to purchase 44,000 common shares at a price of $0.52 per share to September 30, 2007.  The granting of these options resulted in a stock based compensation expense of $11,014 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.35% and an expected volatility of 87%.

On October 7, 2005 the Company granted stock options to a consultant entitling him to purchase 110,000 common shares at a price of $0.60 per share to October 7, 2007.  The granting of these options resulted in a stock based compensation expense of $31,826 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.41% and an expected volatility of 88%.

On December 7, 2005 the Company granted stock options to a director entitling him to purchase 50,000 common shares at a price of $0.60 per share to December 7, 2007.  The granting of these options resulted in a stock based compensation expense of $13,956 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.77% and an expected volatility of 83%.

On February 7, 2006 the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

On March 30, 2006 the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

On June 30, 2006 93,000 stock options were exercised at $0.40 prior to their expiry.   A further 75,000 options at $0.40 per share expired unexercised.

On September 5, 2006 the Company granted stock options to directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  The granting of these options resulted in a stock based compensation expense of $54,751 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.97% and an expected volatility of 93%.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

SHARE CAPITAL (continued):

Stock Options (continued)

The following incentive stock options were outstanding at September 30, 2006:

Number of Shares	Exercise Price	Expiry Date

171,000	$0.30	February 23, 2007
50,000	$0.40	May 27, 2007
150,000	$0.40	August 31, 2007
44,000	$0.52	September 30, 2007
110,000	$0.60	October 7, 2007
50,000	$0.60	December 7, 2007
225,000	$0.70	February 7, 2008
25,000	$0.85	March 30, 2008
300,000	$0.35	September 5, 2008
1,125,000

Warrants

In 2004 the Company issued 100,000 warrants in connection with the Gold Hill Property (refer to Note 3).  The fair value of these warrants was estimated to be $19,724 and was capitalized as a mineral property acquisition cost.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99%.  These warrants expired unexercised on June 15, 2006.

In 2005 the Company issued 25,000 warrants to the agents in connection with a private placement of 1,135,000 units.  The fair value of these agents warrants was estimated to be $5,828 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 88%

The following warrants to acquire common shares were outstanding at September 30, 2006:

	Number of Shares	Exercise Price	Expiry Date

Warrants	530,000	$0.50	April 26, 2007
	282,558	$0.57/0.70	November 6, 2007
	984,000	$1.00	April 27, 2008
	156,000	$1.00	May 17, 2008

Agents Warrants	25,000	$0.40	April 26, 2007

	1,977,558

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ended September 30, 2006

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three months ended September 30, 2006.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at November 17, 2006.

During the period under review, the Company primarily focused on drill permitting for its C de Baca uranium project in Socorro County, New Mexico.  In addition, MAX began preparations for drilling in the spring of 2007 at the Gold Hill project in Alaska and concluded the previously announced acquisition of an option to acquire a 100 % interest in the FMC claims (the “Diamond Peak Property”), a Gold/Zinc prospect in Eureka County, Nevada.

Thomas Mountain, Utah

In early March, 2006 the Company retained DeLong Construction and Drilling of Nevada as the drilling contractor for its Thomas Mountain project.  Drilling was conducted using a reverse-circulation drill, with the first drill hole completed by March 21, 2006 when the Company was forced to put the balance of the drill program on hold due to heavy snowfall.   Between one to two feet of show had fallen in the immediate area and the drill rig was removed until conditions improved.

Drill hole PPCO # 1 was drilled to a target depth of 1,157 feet to intersect the previous mineralization found during drilling conducted by Phillips Uranium Company in the early 80’s.  The PPCO #1 drill hole was positioned approximately 100 feet south of the estimated position of this prior drill hole, where Phillips encountered uranium grades of approximately 0.05% U3O8 over a 100 foot thickness at a depth of 900 feet.

On completion of drilling, Century Geophysical Company probed the drill hole using a Gamma-SP probe.  Results indicated that the zone of previous mineralization was anomalous but not ore grade.  It appears that the beryllium tuff unit, which is the host rock for the nearby Yellow Chief mine, either thins to the south or is faulted off.

On April 24, 2006 drilling resumed on Thomas Mountain, with a further two holes drilled.  Upon receipt of assay results from these drill holes, the Company suspended drilling, pending further review.  While gamma logs indicated values of radioactivity in drill hole PPCO#2 as high as 900 CPS in two zones, assays were conducted for 31 elements and revealed only anomalous values.   With the completion of these three holes, MAX had satisfied its work commitment for the year and suspended the balance of the drill program while conducting a review of the geology of the area.

As a result of its review, and with option payments and claim maintenance fees due in September, 2006, the Company elected not to make these payments and abandoned the property.  As such, the Company wrote down property acquisition costs of $68,180 and deferred exploration charges $152,245 related to the Thomas Mountain project during the three month period ending September 30, 2006.

Gold Hill, Alaska

During the three month period ended September 30, 2006 MAX continued its planning for a drill program to explore the Gold Hill property for Gold and Molybdenum.  The Company has secured the necessary drill permits but was unable to secure a drill rig for the 2006 exploration season due to the limited availability of drill rigs and experienced drill crews in the Alaska region.   As such, the Company is now making plans for the 2007 exploration season and conducted a property visit in October, 2006 with a drilling contractor and is in the process of negotiating a contract for drilling the property in June of 2007.

The Gold Hill project comprises 3,873 hectares located next to the southern portion of the prolific Tintina Gold Belt in Alaska, approximately 200 kilometers south of Fairbanks, Alaska and approximately 20 kilometers west of the Denali Highway.  The property is accessible using hunting roads and trails.

The Company has determined that a drill program is necessary to confirm the reliability and relevance of original target data contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Houston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA). At least 2,550 soil samples, 239 rock samples, 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been taken over the property which originally identified magnetic highs which were followed up for base metal, specifically molybdenum, mineralization.

The Gold Hill property was explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  At least 20 drill holes were drilled over the then 4,960 acre property.  The drill holes tested numerous soil anomalies, with significant molybdenum mineralization intersected, but only on the southwest side of Gold Hill.  The best of these, DDH 77-2, intersected quartz-molybdenum +/- pyrite grading 0-536 feet of 0.048% MoS2 with a higher grade interval from 350-500 of 0.094% MoS2. This area has never been followed up with modern exploration and contains a significant magnetic anomaly that coincides with the mineralization.  Previous drilling never tested this magnetic feature and the surrounding sedimentary rocks.  This area of skarn development and mineralization is what the Company intends to explore during drilling planned for June, 2007.

The table below shows other intervals that contained significant mineralization.

Drill Hole

Interval

Mineralization

W.H. 76-1

60-120 feet

0.028% MoS2

0.0588% Cu

DDH 77-1

0-400 feet

0.0223% MoS2

0.0418 % Cu

Drill Hole

Interval

Mineralization

DDH GH-10

34-156.8

0.0427%MoS2

DDH GH-20

154-300

0.0235% MoS2

DDH GH-22

66-300

0.0317% MoS2

These drill holes bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was a single 500 foot drill hole drilled oblique to the strike of the beds. More exploration is needed to evaluate this mineralization.

There has been a NI 43-101 Geological Report completed on the Gold Hill project in July 2004 that has been filed on SEDAR and can be viewed on the Company’s web site at www.maxresource.com   The historic information provided above is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  There are no resources and reserve estimates relating to the Claims.  The original data provided by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.  Additional drilling on the Gold Hill property will be required in order to provide updated geological data compliant with National Instrument 43-101.

The Gold Hill project is the subject of an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 (issued in December, 2004) and a further 200,000 shares which were issued in December 31, 2005.

MAX will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000 (paid)

2005                 150,000                                         15,000 (paid)

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO Minerals.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

During the three month period ended September 30, 2006 the Company spent $1,960 for geological consulting services and $1,989 for field expenses related to the Gold Hill property.

Diamond Peak Property, Nevada

On May 9, 2006 MAX announced that it had entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada, which is controlled by Clancy J. Wendt, the Vice President of Exploration for MAX.

The Diamond Peak Property is a historic MK Gold Gold/Base Metal property that was explored during the late 1990’s and is located at the southern end of the prolific Carlin trend, which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

During the work done by MK in 1999, which included 17 holes and 10,085 feet of drilling, they encountered significant values of gold and base metals that included:

•

5 feet of 0.067 oz/st Au in hole DV 99-4 and 5 feet of 0.062 oz/st Au in hole DV 99-5; and

•

11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

Although no extensive intervals of mineralization were encountered, the drilling did indicate that more work was needed to find an economic mineralized system. The recommendations by MK Gold were to continue exploration and drill deep (>2,000 foot) diamond drill holes to the Web and Joana formations.

At the time, the base metal values were not considered as important and were not part of further considerations.  Current prices of zinc, silver, and lead make this a very important target for further exploration.  There are three intrusives that contain significant base and precious metal signatures along their edges. These have not been drilled and could contain skarn mineralization that may be economic.  Future exploration would include conducting geophysical surveys to better define the intrusive contacts and define drill targets for future work.

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments (in U.S funds):

Date

Payment Amount

Upon execution of this Agreement

$25,000 (paid)

First anniversary of Effective Date

$35,000

Second anniversary of Effective Date

$45,000

Each anniversary thereafter

$50,000

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.   Upon full exercise of the Option, the Company will own 100% of the project, subject to a 3% NSR royalty.

On May 18, 1006 MAX entered into an Option Agreement with Kokanee Placer Ltd. (Kokanee”) a private B.C. company, whereby Kokanee can earn a 51% interest in MAX’s Diamond Peak property in Eureka County, Nevada.

In order to earn its interest, Kokanee has agreed to pay US$25,000 (which has been paid), issue 100,000 shares to MAX and make the following annual payments:

1)

Issue 200,000 shares to MAX on the first anniversary date and pay an additional US$35,000 in either cash or shares, subject to a minimum of 200,000 shares of Kokanee;

2)

Issue 300,000 shares to MAX on the second anniversary date and  pay an additional US$45,000 in either cash or shares, subject to a 300,000 share minimum;

3)

Pay US$100,000 to MAX on the third anniversary date, in either cash or shares, with a 600,000 share minimum; and

4)

issue 1,000,000 shares of Kokanee to MAX on commencing commercial production.

The Option will be for a term of three (3) years and requires work commitments of US$100,000 in the first year, US$300,000 in the second year and $600,000 in the third year.

Kokanee Placer Ltd. is a private exploration company that has been operating since 1987.  Kokanee, through a related company, plans to begin exploration immediately on the Diamond Peak property to conduct the necessary work to satisfy initial listing requirements for the TSX Venture Exchange prior to the end of the year.  The President of Kokanee is Mr. Laurence Stephenson, a professional engineer who has been involved in numerous publicly traded exploration companies, including Spirit Lake Explorations, Golden Chief Resources, Kokanee Explorations, Glencarin Explorations and Consolidated Gold Win Ventures.

On June 6, 2006 Kokanee advised MAX that is had commenced its initial work program on the Diamond Peak Property, a “3-d” Induced Polarization (“IP”) survey covering a total of 4 kilometres of strike length that will be analyzed and used to define drill targets for subsequent exploration.  The results of this survey are pending.

During the nine month period ended September 30, 2006 the Company did not spend any money on exploration of the Diamond Peak property, with the initial work on the property being conducted by Kokanee is order to satisfy its first year work obligation.

Uranium Database Acquired; additional data available on C de Baca Uranium project

On June 5, 2006 MAX announced that it has acquired the exclusive rights to a uranium database consisting of 40 years worth of uranium exploration and development activity within the continental United States and Canada, where Max has been actively exploring historic uranium deposits.

The rights to this exploration database were obtained from Applied Geologic Services and it includes information from major mining companies that were active from the 1960’s to the early 1990’s.  The database itself consists of volumes of data made up of drill logs, drill hole location maps, and various geological reports.

Included in this database are the original reports prepared by Occidental Minerals Corporation on the Company’s wholly-owned C de Baca uranium project in Socorro County, New Mexico.  These reports were thought to have been lost and support the historic resource estimate made by Occidental Minerals and previously reported by Max.

The C de Baca project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both gravelled and cross county roads.

The C de Baca project was explored during the early 1980’s by Occidental Minerals, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geo-chemically well-defined depositional trend favours uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During this exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favourable system.  The best drill hole had 7.5 feet of 0.20% U3O8 at a depth of 291 feet.  Due to the geological formations in the area, Occidental Minerals felt that the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Historic reports completed by Occidental Minerals in 1981 and 1982 indicated that they had identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs.) and that there was upside potential to find more mineralization. These reports are included in the database acquired by MAX and are being evaluated.  The Occidental Minerals reports contain data not previous reviewed, including uranium grade thickness maps and copies of the original drilling logs.

This report by Occidental Minerals was not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the Claims or on the C de Baca project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and the historic information should not be relied upon.  Any resource and reserve estimates relating to the Claims are historical in nature, have not been verified by the issuer’s qualified person, and should not be relied upon.

In July, 2006 the Company filed for drill permits for the C de Baca project in New Mexico with a view to drilling in the fall or winter of 2006, pending receipt of the necessary permits and drill rig availability.   During the three month period ending September 30, 2006 the Company spent $3,116 for geological consulting on the C de Baca project, as well as $1,815 for permitting and $1,353 for field expenses.

Tim Coupland appointed as Director

On September 5, 2006 the Company announced that Mr. Tim Coupland had agreed to join its Board of Directors. effective immediately.

Mr. Coupland is currently the President and CEO of Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF), MAX’s joint venture partner on the Target 1 and MacInnis Lake uranium properties in the Northwest Territories.  Mr. Coupland holds a bachelor’s degree from Simon Fraser University and is an accomplished mineral landman and explorer, with over 20 years experience with both public and private companies working in the mineral exploration field in Canada.  Mr. Coupland was the lead negotiator who secured drill permits and the access and benefits agreement with the Sahtu Dene First Nations on their traditional territories in the Northwest Territories, where Alberta Star is currently focused on the development of the Eldorado and Contact Lake iron oxide, copper, gold and uranium projects.  Over the past ten years, Mr. Coupland has successfully developed long term business relationships with many Canadian First Nations & Metis Groups living in Canada’s Northwest Territories.

To accommodate the appointment of Mr. Coupland, Gil Atzmon agreed to step down from the Board to focus on his other business interests.  MAX would like to thank Mr. Atzmon for his contribution to the Company’s development and wishes him well in his future endeavours.

The Company has also agreed to grant incentive stock options to directors and consultants on 300,000 common shares at an exercise price of $0.35 per share for a period of two years.

Results of Operations – Three months ended September 30, 2006

During the three month period ended September 30, 2006, the Company incurred operating expenses of $128,708 as compared to operating expenses of $89,183 for the three month period ended September 30, 2005.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

During the three month period ended September 30, 2006, office and general expense was reduced to $487 from the $2,445 incurred during the same period a year prior when advertising charges were included in this expense category.

Transfer agent, filing fees and shareholder relations expenses increased to a total of $45,074 during the three month period ended September 30, 2006 from the $21,866 incurred during the same period a year prior due to additional costs incurred during the current fiscal period for attendance at trade shows in Europe, advertising, web site marketing, and news dissemination.

Stock-based compensation expense of $54,751, a non-cash item, was incurred during the three months ended September 30, 2006 as 300,000 incentive stock options were granted during the period.  This compares to stock based compensation expense of $36,960 charged during the three month period ended September 30, 2005 for 50,000 stock options granted during that period.

During the current fiscal period, the Company incurred travel costs of $1,737 for attendance at trade shows.  This compares to travel expenses of $3,265 incurred during the three month period ended September 30, 2005 for travel related to the review of potential property acquisitions.

Professional fees of $1,699 incurred during the three month period ended September 30, 2006 were reduced from professional fees of $9,581 incurred during the three month period ended September 30, 2005 primarily due to accounting fees charged during the prior period for work related to the filing of the Company’s Annual Report on Form 20-F for fiscal 2004 with The U.S. Securities and Exchange Commission.

Interest income of $6,372 earned during the three month period ended September 30, 2006 increased from the $300 earned during the same period a year prior due to the Company maintaining a higher cash balance on deposit during the current period.

Due to the abandonment of the Thomas Mountain property in Utah during the current period, the Company incurred a write-off on mineral properties of $218,125 during the three month period ended September 30, 2006.  There was no comparable write-off during the three month period ended September 30, 2005.

As a result of the foregoing, the net loss for the three month period ended September 30, 2006 was $340,461 as compared to a net loss for the three month period ended September 30, 2005 of $88,883.

Summary of Quarterly Results

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Revenue	6,372	5,322	2,076	849	300	513	142	52
Net Loss ($)	$340,461	126,962	179,213	210,636	88,883	90,970	74,492	69,340
Per Share	$0.030	0.012	0.018	0.028	0.011	0.013	0.012	0.013

The loss for the fourth quarter of fiscal 2004 increased to $69,340 due to additional stock-based compensation expenses recorded for options granted earlier in the year and for warrants issued to Zazu that formed part of the consideration paid for acquisition of the interest in the Gold Hill property.  As there were no stock options granted during the third quarter of fiscal 2004, the Company’s loss for that period was only $39,289.

During the first quarter of fiscal 2005, the loss increased to $74,492 primarily due to stock-based compensation expense of $60,413 recorded for options granted during the period.   The loss for the second quarter of fiscal 2005, (the three month period ending June 30, 2005) increased further to $90,970 primarily as a result of additional expenses incurred for professional fees, shareholder relations and travel.

The loss for the third quarter of fiscal 2005, at $88,883, was reduced slightly from the $90,970 incurred during the second quarter of fiscal 2005, with reductions during the third quarter in professional fees and travel expense offset, by an increase in stock-based compensation expense to $36,960.

During the fourth quarter of fiscal 2005, the net loss increased to $210,636, primarily due to an increase in the transfer agent, filing fees and shareholder relations expenditures charged during the quarter to $70,268 from the $21,886 incurred during the third quarter, and a write-down of mineral properties of $57,000 charged during the fourth quarter due to the abandonment of the Target 2 Claim.

The net loss for the first quarter of fiscal 2006 decreased to $179,213 primarily due to the elimination of the mineral property write-down expense of $57,000 incurred during the fourth quarter of fiscal 2005.  As no stock options were granted during the second quarter, there was no charge for stock based compensation and the net loss for the period was reduced to $126,962.

The net loss for the third quarter of fiscal 2006 increased to $340,461 primarily due to a write-down of mineral properties of $218,125 due to the abandonment of the Thomas mountain project.

Liquidity and Solvency

At September 30, 2006 the Company had working capital of $977,614 and cash on hand of $957,661.  This compares to working capital of $559,659 with cash on hand of $565,725 at December 31, 2005.

The decrease in cash of $141,256 during the three month period ended September 30, 2006 was primarily due to cash of $115,386 being used in operating activities and expenditures on mineral properties of $25,870.  During the three month period ended September 30, 2005 cash was reduced by $103,771 due to cash used by operations of $10,281, expenditures on mineral properties of $118,091 and repayment of advances from related parties of $5,399, offset by cash received from the exercise of stock options of $30,000.

In May 2006 MAX completed a non-brokered private placement for gross proceeds of $855,000.  As of September 30, 2006 the Company had sufficient cash on hand to fund drilling that has been planned for the C de Baca project in New Mexico, subject to permitting and drill rig availability, and its general and administrative expenses for the balance for fiscal 2006.  The Company will be required to raise additional capital during the first half of the coming fiscal year in order to fund exploration on Gold Hill in Alaska and at MacInnis Lake in the Northwest Territories during the 2007 exploration season.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Disclosure Controls and Procedures

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

AS required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of September 30, 2006 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at September 30, 2006.

The President and Chief Financial Officer are also required to file certifications of our annual filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

Related Party Transactions

During the three month period ended September 30, 2006 the Company paid management fees of $15,000 to a private company controlled by Stuart Rogers, the President of the Company.  This compares to $15,000 paid to this same company during the same period a year prior.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, note payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Investor Relations

The Company incurred expenditures of $43,899 on investor relations during the three month period ended September 30, 2006.  This figure was comprised of $1,088 for dissemination of news releases, $28,344 for consulting services and trade shows and $14,467 for advertising and web site maintenance.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of November 17, 2006.

Equity Securities Issued and Outstanding

The Company had 11,338,741 common shares issued and outstanding as of November 17, 2006.  Included in this total are 100,000 shares held in escrow.  In addition, there were 1,125,000 stock options and 1,977,558 warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date November 24, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director